UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ASSET ENTITIES INC.
(Name of Issuer)

Class B Common Stock, $0.0001 par value per share
(Title of Class of Securities)

04541A105
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 pages

CUSIP No. 04541A105

1.	NAMES OF REPORTING PERSONS Jennifer Joan Fairbanks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	300,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	300,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON IN

Page 3 of 6 pages

CUSIP No. 04541A105

1.	NAMES OF REPORTING PERSONS Estate of James Sheldon Fairbanks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	300,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	300,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON OO

Page 4 of 6 pages

CUSIP No. 04541A105

Item 1.

(a)	Name of Issuer: Asset Entities Inc.

(b)	Address of Issuer’s principal executive offices: 100 Crescent Ct, 7th Floor, Dallas, TX 75201

Item 2.

(a)	Name of person filing:
This statement is being jointly filed by Jennifer Joan Fairbanks, an individual, and the estate James Sheldon Fairbanks, a deceased individual (together, the “Reporting Persons”).

(b)	Address of the principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 3612 Sunset View Drive, Fortuna, CA 95540.

(c)	Citizenship: Jennifer Joan Fairbanks is a citizen of the United States. James Sheldon Fairbanks died on January 1, 2024 and was a citizen of the United States at the time of his death.

(d)	Title of class of securities: Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”)

(e)	CUSIP No.: 04541A105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Page 5 of 6 pages

CUSIP No. 04541A105

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of December 31, 2023, Jennifer Joan Fairbanks was the record holder of 150,000 shares of Class B Common Stock of the Issuer. James Sheldon Fairbanks was the record holder of 150,000 shares of Class B Common Stock of the Issuer. Ms. Fairbanks and Mr. Fairbanks were married, and each could be deemed to be an indirect beneficial owner of the shares held by each other. Each of Ms. Fairbanks and Mr. Fairbanks disclaimed beneficial ownership of the shares held by each other.

(b)

Percent of class:

The 300,000 shares of Class B Common Stock represented approximately 5.1% of the Issuer’s outstanding Class B Common Stock based on 5,939,134 shares outstanding as of December 31, 2023.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	300,000
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	300,000

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Page 6 of 6 pages

CUSIP No. 04541A105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2024	/s/ Jennifer Joan Fairbanks
Jennifer Joan Fairbanks

Estate of James Sheldon Fairbanks

/s/ Jennifer Joan Fairbanks
	Name:	Jennifer Joan Fairbanks
	Title:	Executor (1)

(1)	Subject to confirmation by the probate court.